P.E. 2/1/02

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002.

PanCanadian Energy Corporation
(Translation of Registrant's Name Into English)

150 - 9th Avenue S.W.
Calgary, Alberta, Canada T2P 3H9
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ____ Form 40-F __X____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13956

PanCanadian energy | News Release

Webcast of CSFB Energy Summit presentation available on February 6

Calgary, February 5, 2002 — Mr. Michael Grandin, President, PanCanadian Energy Corporation and Mr. Gwyn Morgan, President and CEO, Alberta Energy Company Ltd., will be presenting at the Credit Suisse First Boston 2002 Energy Summit conference in Vail, Colorado, on February 6 at 8:50 a.m. Mountain Standard Time. Mr. Grandin and Mr. Morgan will discuss the proposed merger of their respective companies.

A live audio Webcast of this presentation will be available on February 6 at 8:50 a.m. Mountain Standard Time via PanCanadian's web site, www.pancanadianenergy.com, under "Investor Hub".

PanCanadian is a premier North American energy company active in the exploration, development, production and marketing of natural gas, crude oil and natural gas liquids. The company's core areas are the Western Basin including land in Western Canada and the United States, the East Coast of Canada, the Gulf of Mexico and the United Kingdom. These areas are complemented by focused international exploration programs.

On January 27, 2002, PanCanadian and Alberta Energy Company Ltd. announced that their Boards of Directors had unanimously agreed to merge the two companies. The combined organization will be a Canadian-headquartered, world-class independent oil and gas company with an enterprise value of more than C$27 billion. Upon completion of the transaction, expected in early April, the combined organization will operate under the name EnCana Corporation. The proposed merger is subject to shareholder, Court of Queen's Bench of Alberta and regulatory approvals.

ADVISORY - Certain information regarding the company set forth above, including management's assessment of the company's future plans and operations, may constitute forward-looking statements under applicable securities law. The energy business necessarily involves risks associated with oil and gas exploration, development and production, generation of electricity, and marketing and transportation of energy. These risks include loss of market, volatility of prices, currency fluctuations, imprecision of reserves estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

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PanCanadian Energy Corporation
Michael Grandin
President

Alberta Energy Company
Gwyn Morgan
President and CEO

For further information:

Investors:
PanCanadian:
Sheila McIntosh
(403) 290-2194
Audra Hyde
(403) 290-3244

Alberta Energy Company:
Greg Kist
(403) 266-8495

Media:
PanCanadian:
Scott Ranson
(403) 290-2710
Alberta Energy Company:
Dick Wilson
(403) 266-8127

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PanCanadian Energy Corporation
(Registrant)

Date: February 7, 2002

By: [signature]
Name: LAURIE J. SCHULLER
Title: General Counsel and Corporate Secretary

Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.